FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

December 2, 2004

Item 3.	PRESS RELEASE

December 2, 2004 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that its independent Data Safety Monitoring Board (DSMB) has recommended that the phase 2 clinical trial OPT-CHF should continue as planned. The randomized, placebo controlled OPT-CHF is evaluating oxypurinol as an add-on treatment for class III-IV Congestive Heart Failure. The recommendation was based on the second of three planned safety analyses of data from patients who have completed the 24 week trial and a review of safety data from all patients currently enrolled in the trial.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced today announced that its independent Data Safety Monitoring Board (DSMB) has recommended that the phase 2 clinical trial OPT-CHF should continue as planned. The randomized, placebo controlled OPT-CHF is evaluating oxypurinol as an add-on treatment for class III-IV Congestive Heart Failure. The recommendation was based on the second of three planned safety analyses of data from patients who have completed the 24 week trial and a review of safety data from all patients currently enrolled in the trial.

Cardiome's DSMB is composed of independent medical experts who monitor and evaluate the safety of the clinical trial. In order to protect the integrity of the clinical trial, the company remains blinded to the data. OPT-CHF will ultimately enroll 400 patients. The Company expects enrollment to complete by the end of 2004, with results projected to be available in the third quarter of 2005.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 2nd day of December, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.